SEC File No. __________




                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                                       FORM U-1
                                  DECLARATION UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                     GPU INTERNATIONAL, INC.( GPU International )
                         GPU ELECTRIC, INC. ( GPU Electric )
                  One Upper Pond Road, Parsippany, New Jersey 07054


                      (Names of companies filing this statement
                         and addresses of principal offices)


                                  GPU, INC. ("GPU")
                       (Name of top registered holding company
                              parent of the applicants)


          W. S. Greengrove, Secretary        Douglas E. Davidson, Esq.
          GPU International, Inc.            Berlack,  Israels  &  Liberman
          LLP
          GPU Electric, Inc.                 120 West 45th Street
          One Upper Pond Road                New York, New York  10036
          Parsippany, New Jersey  07054

                     ___________________________________________
                     (Names and addresses of agents for service)







          Item 1.   Description of Proposed Transactions

               A. By Orders dated January 19, 1996 (HCAR No. 35-26457) and July 6, 1995 (HCAR No. 35-26326) in SEC File No. 70-8593, the Commission, among other things, authorized GPU to acquire the securities of subsidiary companies (each, a "Subsidiary Company") which would, in turn, acquire the securities or other interests of one or more foreign utility companies ("FUCOs") and/or exempt wholesale generators ("EWGs"; together with FUCOs, "Exempt Entities"). The Subsidiary Companies would not themselves be Exempt Entities. The Orders also authorized GPU to make investments in one or more Subsidiary Companies from time to time through December 31, 1997 in an aggregate amount of up to 50% of GPU's consolidated retained earnings at the time the investment is made.(1) GPU Electric (formerly known as EI Energy, Inc.) is a Subsidiary Company and wholly-owned subsidiary of GPU organized pursuant to these orders.

               B. In addition, by Orders dated November 16, 1995 (HCAR No. 35-26409), June 14, 1995 (HCAR No. 35-26307), September 12,
          1994  (HCAR No. 35-26205), December 18,  1994 (HCAR No. 35-25715)
          and June  26, 1990 (HCAR No.  35-26409) in SEC  File No. 70-7727,
          the Commission, among other things, authorized GPU International (formerly known as Energy Initiatives, Inc.) to (i) engage in preliminary project development activities in connection with its investments in qualifying facilities as defined in the Public Utility Regulatory Policies Act of 1978, as amended ("QFs"), and Exempt Entities (collectively, "Projects"), and (ii) acquire the securities of Exempt Entities. GPU International and GPU Electric are referred to as the "GPU Companies".

               C. The GPU Companies now propose that Subsidiary Companies (including without limitation GPU Electric), and GPU International and subsidiaries of GPU International which are not Exempt Entities, be authorized to declare and pay dividends out of capital and unearned surplus from time to time through December 31, 2001.

               D. (1) Rule 46 under the Act prohibits subsidiaries of registered holding companies from declaring or paying dividends out of capital or unearned surplus. At September 30, 1996, the consolidated stockholders equity of GPU International and GPU Electric was as follows:








          ___________________
          1    GPU has filed a Post-Effective Amendment in SEC File No. 70-
          8593 seeking authorization to increase the 50% limitation to 100% of "consolidated retained earnings" as so defined.






                              GPU                      GPU
                              International            Electric

          Capital Stock           $100,000                    $100
          Paid in Capital     $127,903,914             $48,000,000
          CTA(2)                  $(6,862)              $2,853,615
          Retained
          Earnings              $4,634,323              $1,768,830

                    (2)  Accordingly,  as of  September 30,  1996, Rule  46
          would have permitted GPU International and GPU Electric to declare and pay dividends of approximately $4.6 million and $1.8 million respectively(3). The Delaware General Corporation Law ("DGCL"), however, under which both GPU International and GPU Electric have been formed, permits corporations to declare dividends out of "surplus", which is defined as net assets less capital stock. At September 30, 1996, GPU International and GPU Electric had surplus of approximately $132 million and $53 million respectively. Accordingly, the DGCL would permit such companies to declare and pay dividends significantly in excess of the amount now permitted by Rule 46.

                    (3) All dividends would be declared and paid only in compliance with applicable law of the subsidiary's jurisdiction of organization and loan covenants.

                    (4) The GPU Companies submit that since the subsidiaries for which the authorization to declare and pay dividends is requested are engaged in activities primarily relating to the development, ownership and/or operation of Projects, the payment of dividends by such subsidiaries from capital or unearned surplus will not adversely affect the financial integrity or working capital of domestic public utility subsidiaries within the contemplation of Section 12(c).(4)

               E. The GPU Companies submit that all of the criteria of Rule 54 under the Act with respect to the proposed transactions are satisfied:
               (i) The average consolidated retained earnings for GPU and its subsidiaries, as reported for the four most recent quarterly periods in GPU's Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996, and September 30, 1996, as filed under the Securities Exchange Act of 1934, was approximately $2.07 billion. As of September 30, 1996, GPU had invested, or committed to invest, directly or indirectly, an aggregate of approximately $244 million in EWGs and $679 million in

          ____________________

          2    Cumulative Foreign Currency Translation Adjustment.

          3 Without giving effect to Cumulative Foreign Currency Translation Adjustment.
          4 The Commission has previously granted authorization substantially the same as that requested herein. See The Southern Company, HCAR No. 35-26543 (July 17, 1996).





          FUCOs. GPU's aggregate investment in EWGs and FUCOs, including amounts invested pursuant to all outstanding or pending authorizations to make investments in EWGs or FUCOs, will not at any time exceed the "safe harbor" limitation imposed by Rule 53 without prior Commission authorization.(5)

               (ii) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                    (A) For each United States EWG in which GPU directly or indirectly holds an interest:

                    (1) the books and records for such EWG will be kept in conformity with United States generally accepted accounting principles ("GAAP");

                    (2) the financial statements will be prepared in accordance with the GAAP; and

                    (3)  GPU   directly   or   through   its   subsidiaries
          undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

               (B) For each FUCO or foreign EWG which is a majority owned subsidiary of GPU:

                    (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                    (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

                    (3)  GPU   directly   or   through   its   subsidiaries
          undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

               (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                    (1) such entity to maintain books and records in accordance with GAAP;

                    (2) the financial statements of such entity to be prepared in accordance with GAAP; and

                    (3) access by the Commission to such books and records and financial statements (or copies thereof) in
          ________________________

          5 As noted above, GPU has filed with the Commission a Post-Effective Amendment to its Application on Form U-1 in SEC File No. 70-8593 requesting authorization to increase this limitation to 100% of GPU's "consolidated returned earnings."





                         English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2) (iii)
                         (B) of Rule 53.

                         (iii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                         (iv)  Copies of this  Application on Form U-1  are
               being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(6) In addition, GPU will submit to each such commission copies of any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                         (v) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transactions.

                                   (A)  Neither GPU nor  any subsidiary  of
                         GPU is the subject of any pending bankruptcy or similar proceeding.

                                   (B)  GPU's average consolidated retained
                         earnings for the four most recent quarterly periods (approximately $2.07 billion) represented an increase of approximately $70 million in the average consolidated retained earnings for the previous four quarterly periods (approximately $2.0 billion).

                                   (C) GPU did not incur operating losses
                         from direct or indirect investments in EWGs and FUCOs in 1995 in excess of 5% of GPU's December 31, 1995 consolidated retained earnings.
          _____________________

          6 Pennsylvania Electric Company ("Penelec") is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 11,300 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec s total operating revenues.





                         (vi) In  accordance with Rule 54, the requirements
               of Rule 53(a), (b) and (c) are fulfilled.

          Item 2.   Fees , Commissions and Expenses.

               The estimated fees, commissions and expenses to be incurred by the GPU Companies in connection with the proposed transactions will be filed by amendment.

          Item 3.   Applicable Statutory Provisions.

               The GPU Companies believe that Section 12 of the Act and Rules 46 and 54 are applicable to the transactions proposed herein.

          Item 4.   Regulatory Approval.

               No Federal or State Commission, other than your Commission has jurisdiction with respect to the proposed transactions.

          Item 5.   Procedure.

               It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than January 15, 1997. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

          Item 6.   Exhibits and Financial Statements.

               (a)  Exhibits.

                         F-1(b)    -    Opinion   of  Berlack,   Israels  &
                                        Liberman  LLP  --  to  be  filed by
                                        amendment.

                         G         -    Financial  Data  Schedule --  to be
                                        filed by amendment.

                         H         -    Proposed form of public notice.

               (b)  Financial Statements.

                         1-A       -    GPU    International    (Corporate)
                                        Balance  Sheets,   actual  and  pro
                                        forma, as at September 30, 1996 and
                                        Statements  of Income  and Retained
                                        Earnings, actual and pro forma, for
                                        the  twelve months  ended September
                                        30, 1996; pro forma journal entries
                                        -- to be filed by amendment.





                         1-B       -    GPU  Electric  (Corporate)  Balance
                                        Sheets, actual and pro forma, as at
                                        September  30, 1996  and Statements
                                        of  Income  and Retained  Earnings,
                                        actual  and  pro  forma,   for  the
                                        twelve  months ended  September 30,
                                        1996; pro forma journal  entries --
                                        to be filed by amendment.

                         2         -    GPU      Consolidated     Financial
                                        Statements have been omitted as the
                                        proposed transactions will not have
                                        a material effect thereto.

                         3         -    Not Applicable.

                         4         -    Statement of Material Changes since
                                        the  date  of  the  balance  sheets
                                        which  are  not  reflected  in  the
                                        notes to the financial statements -
                                        None.

          Item 7.   Information as to Environmental Effects.

               (a) The proposed transaction will be carried out for the purpose of financing the GPU Companies' business activities. As such, the issuance of an order by your Commission with respect thereto is not a major Federal action significantly affecting the quality of the human environment.

               (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the various proposed transactions which are the subject hereof. Reference is made to Item 4 hereof regarding regulatory approvals with respect to the proposed transactions.





                                      SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                        GPU INTERNATIONAL, INC.
                                        GPU ENERGY, INC.




                                        By:
                                             Bruce L. Levy
                                             President

          Dated:  December 2, 1996